Mail Stop 4561

May 1, 2009

Robert B. Dillon
Chief Executive Officer
Exobox Technologies Corp.
2121 Sage Road, Suite 200
Houston, TX 77056

> **Re: Exobox Technologies Corp.**
> **Form 10-KSB for Fiscal Year Ended July 31, 2008**
> **File No. 000-51689**

Dear Mr. Dillon:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief